Exhibit 8.1

List of Subsidiaries of Gravity Co., Ltd.

Gravity Interactive, Inc., formed under the laws of the State of California and formerly known as Gravity Interactive LLC

Gravity Entertainment Corporation, incorporated under the laws of Japan and formerly known as RO Production Ltd.

Gravity Middle East & Africa FZ-LLC, formed under the laws of the Emirates of Dubai

Gravity RUS Co., Ltd., formed under the laws of the Russian Federation

Gravity CIS Co., Ltd., formed under the laws of the Russian Federation

NeoCyon, Inc., formed under the laws of the Republic of Korea

Gravity Games Corporation, formed under the laws of the Republic of Korea and formerly known as Barunson Interactive Corporation